Mail Stop 0309

										November 15, 2004

A. Derrill Crowe
Chairman and Chief Executive Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209

Re:	ProAssurance Corporation
	Registration Statement on Form S-3, filed October 27, 2004
	File Number 333-109972

Dear Mr. Crowe:

This is to advise you that we have reviewed only those portions of the above registration statement that relate to the identification of selling security holders and have the following comment.

Selling Security Holders, page 57

1. Please identify the natural persons who have voting and dispositive power for the debentures and common stock held by the investors listed in the selling security holder table.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Jack P. Stephenson, Jr., Esq.
	Burr & Forman LLP
	420 North 20th Street, Suite 3100
	Birmingham, Alabama 35203
A. Derrill Crowe
ProAssurance Corporation
November 15, 2004
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